STWC HOLDINGS, INC.
                        1350 Independence St., Suite 300
                               Lakewood, CO 80125
                                  303.736.2442



                               September 28, 2016


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   STWC Holdings, Inc. (f/k/a Strainwise, Inc.)
            Registration Statement on Form S-1
            File No. 333-198797


     We request that the above-captioned Registration Statement be withdrawn. The reason for this request is that, due to the lack of a viable market for the Company's common stock, there is no reason to register any shares of the Company's common stock for sale in the public market.

     No securities were sold by means of the Registration Statement.


                                    Very Truly Yours,

                                    STWC HOLDINGS, INC.

                                    /s/ Erin Phillips

                                    Erin Phillips, President









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